Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 9, 2014

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-191954

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to a telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 9, 2014.

Reference is made to page F-32 of Amendment No. 3 to Form S-1 (File No. 333-191954) of the Company, filed with the Commission on January 8, 2014. The Company confirms that each of the maturity dates of the two senior secured promissory notes referencing maturity dates of November 22, 2013, and the secured promissory note referencing a maturity date of December 19, 2013, were extended 6 months at the same interest rates.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo